Exhibit 12.1

INTEL CORPORATION

STATEMENT SETTING FORTH THE COMPUTATION

OF RATIOS OF EARNINGS TO FIXED CHARGES

(In Millions, Except Ratios)

	Nine Months Ended
	Sept. 29, 2012	Oct. 1, 2011

Earnings[1]	$11,809	$13,447
Adjustments:
Add - Fixed charges	267	155
Subtract - Capitalized interest	(171)	(98)

Earnings and fixed charges (net of capitalized interest)	$11,905	$13,504

Fixed charges:
Interest[2]	$66	$6
Capitalized interest	171	98
Estimated interest component of rental expense	30	51

Total	$267	$155

Ratio of earnings before taxes and fixed charges, to fixed charges	45x	87x

1 After adjustments required by Item 503(d) of Regulation S-K.

2 Interest within provision for taxes on the consolidated condensed statements of income is not included.